Mail Stop 3561

November 16, 2005

Irene Braham, President
Homassist Corporation
107-1520 McCallum Road, Suite #29
Abbotsford, British Columbia, Canada V2S 8B2

        RE:  Homassist Corporation ("the company")
                Amendment No. 2 to Registration Statement on
                Form SB-2
                Filed October 11, 2005
                File No.  333-124405

Dear Ms. Braham:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 4
1. We reissue prior comment three in the letter dated August 29, 2005. We again refer to the statement that "we do not expect to have revenues until at least three months after this registration statement becomes effective." Please explain the basis or remove.



Irene Braham
Homassist Corporation
November 16, 2005
Page 2.


Distribution, page 17

2. Here or in another appropriate section, please disclose the proposed charges for each service contemplated being offered by the company. For example, what will the company charge each participant for attending a community seminar, a classroom or private tutorial?
3. Also, here or in another appropriate section, please discuss the company`s plans to sell products such as those that will be used in the training to be conducted, such as health care products, walkers, canes, specialty cutlery, support belts, shower supports and rails, etc. We note the statement under "Marketing and Promotions", "[I]t will include the printing of our information brochure and the cost of seminars to assist us in creating a market for our services and products."

Government Controls and Approvals, page 18
4. In the penultimate paragraph, please provide the basis for the statement, "[A]s Homassist will not be giving any medical or diagnostic advise or evaluations, there are no licensing or certification requirements for the individuals providing training."


Reports to Security Holders, page 18
5. Please update to provide the current address for the SEC which is:
100 F Street, N.E.    Room 1580   Washington, D.C.  20549.














Irene Braham
Homassist Corporation
November 16, 2005
Page 3.


Item 17.  Plan of Operation

Expenditures, page 21

6. We note the statements in the penultimate paragraph, "[I]f we fail to raise at least $15,000 of the $60,000 we are seeking from this offering, then we will have to find other methods to raise additional funds. At this time, there are no anticipated sources of additional funds in place." Please expand to address in some specificity what will happen in the event $15,000 is not raised in this offering. We note that any investors who have already bought into this offering will not be able to have their funds returned.
7. Please provide the basis for the statement in the final paragraph,
"[W]e are confident we can meet our financial obligations and pursue our plan of operations if we can raise the maximum amount of funding as contemplated by this Offering and begin collecting revenue from operations within the first year of this prospectus becoming effective."
8. Please update the cash balance as of the most recent practicable date and discuss how long you can currently satisfy your cash requirement.
9. Clarify what you mean by the statement that the directors of Homassist are committed to the project. Have they agreed to provide funding in the case this offering only raises nominal funding? Explain how they will continue with the development of the business and how they will obtain the necessary funding. We may have further comment.
10. Please disclose whether or not officers and directors have committed to buying any shares in this offering, and if so, please disclose the amount they have committed to. Is there any definitive agreement?







Irene Braham
Homassist Corporation
November 16, 2005
Page 4.

Certain Relationships and Related Transaction, page 21

11. Regarding the language added on page 21 with respect to our prior comment 22 in the letter dated August 29, 2005, please name the promoters as required by Item 404(a) of Regulation S-B. These individuals should be clearly listed as promoters, rather than "may be deemed to be promoters."

Part II.

Item 26.  Recent Sales of Unregistered Securities, page 25

12. Please discuss the sophistication of investors and state whether they had access to information. See Rule 504(b)(iii) of Regulation D in this regard.

Interim Financial Statements @ 7/31/2005
Balance Sheet, page F-2

13. Revise to correct the amounts for cash, accumulated deficit and related totals at July 31, 2005.

Statement of Loss, page F-4

14. The amounts in the columns labeled "July 15, 2004 (date of incorporation) to July 31, 2004" are duplicative of the corresponding amounts in the next-to-last column. Please delete one of the two. Also, revise to delete the quarterly statements of operations for the three months ended June 30, 2005, since interim financial statements are only required for the year-to-date periods by Item 310(b) of Regulation S-B, as well as any cumulative periods required by SFAS 7.

Statement of Stockholders` Equity, page F-8
15. Revise to include the net loss for the period ended July 31, 2005.





Irene Braham
Homassist Corporation
November 16, 2005
Page 5.

General

16. For future amendments, please provide a letter which clearly addresses each of the staff`s comments, indicating where the change/addition/deletion was made, and providing any other informative data pertaining to the comment.


Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 Please contact Donald Wiland at (202) 551- 3392 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.




Sincerely,





John Reynolds

Assistant Director



CC:   W. Scott Lawler, Esq.
          (403) 272-3620 via fax